UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NxSTAGE MEDICAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

67072V103

(CUSIP Number)

DECEMBER 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67072V103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Healthcare Investment Partners Holdings LLC - IRS # 20-3094271

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,276,112 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,276,112 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,276,112 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.04% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule is filed by Healthcare Investment Partners Holdings LLC and Healthcare Investment Partners LLC (collectively, the “HIP Entities”).  The HIP Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of 1,276,112 shares of common stock held by Healthcare Investment Partners Holdings LLC.  Healthcare Investment Partners LLC is the sole managing member of Healthcare Investment Partners Holdings LLC.

(3)  This percentage is calculated based upon 21,141,631 shares of the Issuer’s common stock outstanding (as of November 1, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 1, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Healthcare Investment Partners LLC - IRS # 20-1327986

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,276,112 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,276,112 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,276,112 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.04% (3)

12.	Type of Reporting Person (See Instructions) 00

(1) This Schedule is filed by Healthcare Investment Partners Holdings LLC and Healthcare Investment Partners LLC (collectively, the “HIP Entities”).  The HIP Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of 1,276,112 shares of common stock held by Healthcare Investment Partners Holdings LLC.  Healthcare Investment Partners LLC is the sole managing member of Healthcare Investment Partners Holdings LLC.

(3)  This percentage is calculated based upon 21,141,631 shares of the Issuer’s common stock outstanding (as of November 1, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 1, 2005.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Healthcare Investment Partners Holdings LLC, a limited liability company organized under the laws of the State of Delaware (“HIP Holdings”), and Healthcare Investment Partners LLC, a limited liability company organized under the laws of the State of Delaware (“HIP,” and collectively with HIP Holdings, the “HIP Entities”) in respect of shares of Common Stock of NxStage Medical, Inc.

Item 1.
	(a)	Name of Issuer NxStage Medical, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 439 South Union Street, 5th Floor Lawrence, MA 01843

Item 2.
	(a)	Name of Person Filing Healthcare Investment Partners Holdings LLC Healthcare Investment Partners LLC
	(b)	Address of Principal Business Office or, if none, Residence 4900 West Dry Creek Road Healdsburg, CA 95448
	(c)	Citizenship Each of HIP Holdings and HIP are limited liability companies organized in the State of Delaware.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 67072V103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

HIP Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Healthcare Investment Partners Holdings LLC.	1,276,112	0	1,276,112	0	1,276,112	1,276,112	6.04%

Healthcare Investment Partners LLC		0	1,276,112	0	1,276,112	1,276,112	6.04%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2006		HEALTHCARE INVESTMENT PARTNERS HOLDINGS LLC

	By:	/s/ Reid Perper
Reid Perper
Managing Member of the Manager

February 14, 2006		HEALTHCARE INVESTMENT PARTNERS LLC

	By:	/s/ Reid Perper
Reid Perper
Managing Member

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) between Healthcare Investment Partners Holdings LLC and Healthcare Investment Partners LLC.